[BCE INC. LOGO] News release

For Immediate Release

BCE reports results of conversion of its series R preferred shares into series Q preferred shares

MONTRÉAL, November 18, 2010 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its Cumulative Redeemable First Preferred Shares, Series R (Series R Preferred Shares) will be converted into Cumulative Redeemable First Preferred Shares, Series Q (Series Q Preferred Shares).

On October 12, 2010, BCE notified holders of Series R Preferred Shares that they could elect to convert their shares into Series Q Preferred Shares subject to the terms and conditions attached to those shares. Only 71,965 of BCE’s 8,000,000 Series R Preferred Shares were surrendered for conversion into Series Q Preferred Shares. As this would result in there being less than one million Series Q Preferred Shares outstanding, no Series R Preferred Shares will, as per the terms and conditions attached to those shares, be converted on December 1, 2010 into Series Q Preferred Shares. Shareholders who had elected to convert their Series R Preferred Shares will be receiving, by December 1, 2010, share certificates representing the number of shares surrendered for conversion.

The Series R Preferred Shares will continue to be listed on The Toronto Stock Exchange under the symbol BCE.PR.R. The Series R Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2010, as and when declared by the Board of Directors of BCE, a fixed dividend based on an annual dividend rate of 4.490%.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bce.ca/mentalhealth. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca